U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM 11-K

                             SEC FILE NUMBER: 0-5485
                                     ----------

                              CUSIP NUMBER:  294037-20-5
                                     ----------
(Check One):
[ } Form 10-K and Form 10-KSB
[ ] Form 20-F
[X] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR
    As of December 31, 1999 and 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                                     ----------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                     ----------
Part I - Registrant Information

                               Viskase Companies, Inc.
-------------------------------------------------------------------------------
                               Full Name of Registrant

                             Envirodyne Industries, Inc.
-------------------------------------------------------------------------------
                               Former Name if Applicable

                               6855 West 65th Street
-------------------------------------------------------------------------------
               Address of Principal Executive Office (Street and Number)

                               Chicago, Illinois 60638
-------------------------------------------------------------------------------
                               City, State and Zip Code

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon S. Donovan                 708                  496-4200
-------------------------------------------------------------------------------
(Name)                        (Area Code)            (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).  [X] Yes     [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?    [ ] Yes     [X] No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Viskase Companies, Inc.
-------------------------------------------------------------------------------
                            (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:                                by:  /s/ Gordon S. Donovan
      --------------------                -------------------------------------
                                          Vice President,
                                          Chief Financial Officer and Treasurer

The SAVE Program for
Employees of Viskase Corporation
Report on Audits of Financial Statements and Supplemental Schedule
As of December 31, 1999 and 1998

The SAVE Program for Employees of Viskase Corporation

Index to Financial Statements and Supplemental Schedule
-----------------------------------------------------------------------------


                                                                      Page(s)
Report of Independent Accountants                                        1

Financial Statements:
   Statement of Net Assets Available for Benefits,
      as of December 31, 1999 and 1998                                   2

   Statement of Changes in Net Assets Available
      for Benefits, for the year ended
      December 31, 1999                                                  3

   Notes to the Financial Statements                                   4-9


Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets Held
      for Investment Purposes, December 31, 1999                        10






Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to The SAVE Program for Employees of Viskase Corporation.

                      Report of Independent Accountants

[PRICEWATERHOUSECOOPERS LETTERHEAD]


To the Participants and Compensation and Benefits Committee of
The SAVE Program for Employees of Viskase Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the The SAVE Program for Employees of Viskase Corporation (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Line 4i, Schedule of Assets Held for Investment Purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, IL
July 7, 2000

The SAVE Program for Employees of Viskase Corporation

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
-----------------------------------------------------------------------------

                                                          1999         1998
Assets:
 Investments:
  Plan investments at fair value (Notes 2 and 4)     $42,834,482  $47,882,230
  Guaranteed investment contracts at contract
    value   (Notes 3 and 4)                                    33,186,701   21,370,259
                                                     -----------  -----------
   Total investments                                  76,021,183   69,252,489
                                                     -----------  -----------
 Receivables:
  Participant contributions                               26,775      104,600
  Employer contributions                                       -       84,078
  Investment income                                            -       16,238
                                                     -----------  -----------
   Total receivables                                      26,775      204,916
                                                     -----------  -----------
    Total assets                                      76,047,958   69,457,405
                                                     -----------  -----------

Liabilities:
 Due to broker for security transactions                       -       17,496
 Cash overdraft                                                -       16,803
                                                     -----------  -----------
    Total liabilities                                          -       34,299
                                                     -----------  -----------
Net assets available for benefits                    $76,047,958  $69,423,106
                                                     ===========  ===========

The accompanying notes are an integral part of these financial statements.

The SAVE Program for Employees of Viskase Corporation

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999
-----------------------------------------------------------------------------

                                                                       1999
Additions:
 Investment income:
  Net appreciation in fair value of investments                   $ 8,223,825
  Net increase in value of Plan's interest in
    guaranteed investment contracts                                 1,201,072
  Dividend and interest income                                        138,130
                                                                  -----------
     Total investment income                                        9,563,027

Contributions:
  Employer                                                          1,199,475
  Participants                                                      3,720,670
                                                                  -----------
    Total contributions                                             4,920,145
                                                                  -----------
Plan Transfers (Note 1)                                             1,156,857
                                                                  -----------
      Total additions                                              15,640,029

Deductions:
 Benefit payments                                                   9,015,177
                                                                  -----------
    Total deductions                                                9,015,177
                                                                  -----------
Net increase                                                        6,624,852

Net assets available for benefits,
  beginning of year                                                69,423,106
                                                                  -----------
Net assets available for benefits,
  end of year                                                     $76,047,958
                                                                  ===========

The accompanying notes are an integral part of these financial statements.

The SAVE Program for Employees of Viskase Corporation

Notes to the Financial Statements
-----------------------------------------------------------------------------


 1.  Description of the Plan

     The following description of The SAVE Program for Employees of Viskase Corporation (the "Plan") provides only general information.
     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Corporation ("Employer") who have met the eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan merger

     During 1999, the Envirodyne Industries, Inc. Retirement Savings Plan sponsored by Viskase Companies, Inc. was merged with and into the Plan.

     Plan transfers

     Plan transfers consist of the July 12, 1999 transfer of all Plan assets of the Envirodyne Industries, Inc. Retirement Savings Plan (sponsored by Viskase Companies, Inc.) to the Plan.

     Participation

     Regular full-time employees may become plan members ("Participants") upon employment.

     Contributions

     Participating employees may authorize contributions to the Plan of one percent (1%) to six percent (6%) of their regular pay ("Eligible Earnings") as a Basic Deduction Contribution on a before-tax or after-tax basis. Participants who contribute the maximum six percent (6%) as a Basic Deduction Contribution may contribute up to an additional ten percent (10%) of Eligible Earnings as a Supplemental Deduction Contribution on a before-tax or after-tax basis. Employer contributions to the Plan are equal to fifty percent (50%) of the Participant's contributions up to six percent (6%) of regular pay. Participants' before-tax and after-tax contributions in excess of six percent (6%) of the Participant's compensation are not eligible to receive Employer matching contributions.

     The Internal Revenue Service limits the dollar amount a Participant can contribute to the Plan in any year on a before-tax basis. All contributions to the Plan are also subject to the nondiscrimination tests of the Internal Revenue Code that may also limit the contributions that may be made to the Plan.

     Vesting

     Participant contributions plus the earnings thereon are fully vested. Vesting in the Employer contributions and the earnings thereon is based upon the number of years of credited service. A Participant is fully vested after three years of credited service. If a Participant voluntarily terminates before completing three years of credited service, contributions made by the Employer and earnings thereon are forfeited. If a Participant attains age 65, or becomes permanently and totally disabled, dies, or is terminated by the Employer for reasons other than cause, the full value of the Employer contribution account is immediately vested.

     Payment of benefits

     On termination of service, Participants with account balances in excess of $5,000 may elect to either receive a single-sum amount or defer payment until the April 1 following the year the Participant reaches age 70-1/2. Participants who terminate employment with account balances less than or equal to $5,000 receive a single-sum payment. Participants may choose to make a direct rollover into another qualified plan or into an Individual Retirement Account ("IRA"). Spouse beneficiaries may make a direct rollover into an IRA. Non-spouse beneficiaries may not make a direct rollover into an IRA. A Participant who receives a single-sum payment may choose to receive a distribution of his shares invested in the Viskase Stock Fund in the form of whole shares of common stock with fractional shares paid in cash. Certain Participants may receive installment payments under the Plan. Payment to any Participant must be made no later than the April 1 following the year the Participant reaches age 70-1/2, even if he has not retired.

     Participant loans

     Loans up to the lesser of $50,000 or fifty percent (50%) of a Participant's vested account balance are available to all Participants. Each loan must be evidenced by the Participant's collateral promissory note with interest at a rate commensurate with the interest rate charged by area banking institutions for loans made under similar circumstances. The period for loan repayment cannot exceed five years from the date of the loan, unless the loan is for the purchase of a principal residence, in which case, the repayment period cannot exceed ten years.

     Withdrawals while employed

     The Plan permits Participants to make withdrawals while they are employed. The Plan sets out the limits and priority of any withdrawal. The Plan permits hardship withdrawals of before-tax contributions in accordance with Internal Revenue Code requirements.

     Forfeitures

     Forfeitures of a terminated Participant are required to be held by the Plan pending the Participant's possible return to employment and reinstatement in the Plan. If reinstatement does not occur by the end of the year following the year during which the Participant terminated employment, such forfeitures are reallocated to Participants on a pro-rata basis. For the years ended December 31, 1999 and 1998, forfeitures amounted to $40,210 and $63,760, respectively.

     Allocation of investment earnings

     Investment earnings of an investment fund are allocated to individual Participant accounts based on the ratio of a Participant's month-end fund balance to the total fund balance at month-end.

     Administration expenses

     Expenses of the Plan, other than brokerage commissions which are included in the cost of the investments, were paid by the Employer in 1999 and 1998. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan.

 2.  Summary of Significant Accounting Policies

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Investments

     With the exception of guaranteed investment contracts, all investments are stated at fair market value as determined by the Trustee based upon quoted market prices. Guaranteed investment contracts are valued at contract value as defined therein. Contract value approximates fair value. Participant notes receivable are valued at cost which approximates fair value.

     The plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on the investments.

     Interest and dividend income is recorded as earned on an accrual basis.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

     Accounting pronouncements

     In 1999, the Plan adopted statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which simplifies financial statement presentation and related disclosures for certain investments.

     Reclassifications

     Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

 3.  Guaranteed Investment Contracts

     The Plan has entered into several benefit-responsive guaranteed investment contracts with various insurance companies. The insurance companies maintain the contributions in general accounts, with the exception of the Connecticut General Life Insurance Company contract, which maintains contributions in a pooled separate account. The guaranteed investment contracts are included in the financial statements at contract value as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal of all or a portion of their investment at contract value.

     Guaranteed investment contracts at December 31, 1999 are as follows:

                            Maturity    Contract   Average   Contract      Fair
Identify of Issue            Date       Yield      Yield     Value         Value
Canada Life Insurance Co.  2/14/2000   7.82%      7.82%     $ 2,109,217   $ 2,109,217

Connecticut General
 Life Insurance Co.        Evergreen   6.40%      6.40%      26,714,868    26,714,868

John Hancock Mutual
 Life Insurance Co.        5/15/2001   6.82%      6.82%       1,914,696     1,914,696

Safeco Life Insurance Co. 1/6/2002     6.72%      6.72%       2,447,920     2,447,920
                                                             -----------   -----------
                                                             $33,186,701   $33,186,701
                                                             ===========   ===========




     Guaranteed investment contracts at December 31, 1998 are as follows:

                            Maturity    Contract   Average   Contract      Fair
Identify of Issue            Date       Yield      Yield     Value         Value
Canada Life Insurance Co.   2/14/2000   7.82%      7.82%     $ 2,135,594   $ 2,135,594

John Hancock Mutual
 Life Insurance Co.         5/15/2001   6.82%      6.82%       2,085,276     2,085,276

Metropolitan Life
 Insurance Co.              1/4/99      5.75%      5.75%      14,484,151    14,484,151

Safeco Life Insurance Co.   1/6/2002    6.72%      6.72%       2,665,238     2,665,238
                                                             -----------   -----------
                                                             $21,370,259   $21,370,259
                                                             ===========   ===========

     There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is a fixed rate agreed upon with the issuer.

 4.  Investments

     Investments representing five percent (5%) or more of net assets available for benefits at December 31, 1999 and 1998 were as follows:

                                                           1999            1998
Metropolitan Life
 Insurance Company     Guaranteed investment contract                  $14,484,151
Bank of America
 GIC Fund              Common/collective trust                           9,925,458
Windsor II Portfolio
 Open End Fund         Registered investment company                    24,441,258
American Balanced
 Fund, Inc.            Registered investment company                     3,804,816
American Century
 Mutual Funds          Registered investment company                     4,749,656
Janus Worldwide
 Account               Pooled separate account        $ 4,020,363
Fidelity Large
 Company Stock Fund    Pooled separate account         21,556,881
American Century
 Ultra Account         Pooled separate account          7,761,066
CIGNA Guaranteed
 Income Fund           Pooled separate account         26,714,868

     During the year ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,223,825, as follows:

                                                           1999
Insurance company pooled separate accounts            $ 8,612,107
Viskase company stock                                    (388,282)
                                                      ------------
                                                      $ 8,223,825
                                                      ============

 5.  Federal Income Tax Status

     The Internal Revenue Service has determined and informed the Employer by a letter dated April 10, 1995, that the Plan, and related trust, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended. However, the plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code.

 6.  Related Party Transactions

     Included in Plan assets at December 31, 1999 and 1998 are 336,679 and 64,272 shares, respectively, of common stock of Viskase Companies, Inc. As of December 31, 1999 and 1998 the stock had an original cost of $1,386,823 and $377,945, respectively, and a market value of $951,061 and $273,156, respectively.

     These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

 7.  Plan Termination

     The Employer reserves the right to alter, amend or terminate the Plan. In the event of Plan termination, plan accounts will become fully vested and Participants will be entitled to a distribution. Presently, there is no intention on the part of the Employer to terminate the Plan.

 8.  Reconciliation of Net Assets Available for Plan Benefits to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the draft Form 5500 for the years ended December 31:

                                                       1999           1998
Net assets available for benefits per             $76,047,958    $69,423,106
 the financial statements
Benefits payable to participants                      (12,268)    (1,650,633)
                                                  -----------    ------------
                                                  $76,035,690    $67,772,473
                                                  ===========    ============



     The following is a reconciliation of change in net assets per the financial statements to the draft Form 5500 for the year ended December 31:

<CAPTION
                                                     1999
Net increase in net assets available
 for benefits per the financial statements        $ 6,624,852
Decrease in benefits payable to participants        1,638,365
                                                  -----------
                                                  $ 8,263,217
                                                  ===========

                                 SUPPLEMENTAL SCHEDULE


The SAVE Program for Employees of Viskase Corporation

Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999
-----------------------------------------------------------------------------

The SAVE Program for Employees of Viskase Corporation

Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999
-------------------------------------------------------------------------------

(a)                     (b)                                             (c)                        (d)          (e)
                                                                 Description of
                                                                   investment
                                                               including maturity
                                                                  date, rate of
                                                                     interest,
                 Identity of issue,                              collateral, par
                  borrower, lessor                                 or maturity                              Current
                  or similar party                                    value                       Cost       Value
-----------      ------------------                            ------------------                 ----      --------
                 Cash                                          Cash                               $ **      $  1,568

                 Insurance company general accounts:

                    Canada Life Insurance Company              Guaranteed investment contract
                      Contract # 45862                           7.82% due 2/14/00                  **     2,109,217
                   John Hancock Mutual Life Insurance Company  Guaranteed investment contract
                     Contract # 8965                             6.82% due 5/15/01                  **     1,914,696
                   Safeco Life Insurance Company               Guaranteed investment contract
                     Contract # 1056828                          6.72% due 1/6/02                   **     2,447,920
                                                                                                  -----   ----------

                                                                                                     -     6,471,833

*                Connecticut General Life Insurance
                   Company Accounts:
                   Invesco Balance Fund                        Pooled separate account              **     3,565,363
                   Large Company Stock Index Fund              Pooled separate account              **       531,741
                   Fidelity Large Company Stock Fund           Pooled separate account              **    21,556,881
                   Putnam Large Company Ultra Account          Pooled separate account              **       897,515
                   American Century Ultra Account              Pooled separate account              **     7,761,066
                   Invesco Dynamics Fund                       Pooled separate account              **     1,133,259
                   Janus Worldwide Account                     Pooled separate account              **     4,020,363
                   Guaranteed Income Fund                      Pooled separate account              **    26,714,868
                   Lifetime 20 Fund                            Pooled separate account              **        44,839
                   Lifetime 30 Fund                            Pooled separate account              **        35,342
                   Lifetime 40 Fund                            Pooled separate account              **       108,689
                   Lifetime 50 Fund                            Pooled separate account              **       129,434
                   Lifetime 60 Fund                            Pooled separate account              **       102,319

                 Loans to participants:
*                  Loan Fund                                   Participant loans, 6.00% - 8.75%     **     1,995,042

                 Company stock:
*                  Viskase Stock Fund                          Company stock, 336,679 shares        **       951,061
                                                                                                  ------  ----------
  Total investments

                                                                                                  $  -   $76,021,183
                                                                                                  ====== ===========

*  Represents party-in-interest.
** Not required